FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For March 6, 2006	Commission File Number: 1-15226

ENCANA CORPORATION
(Translation of registrant’s name into English)
1800, 855 – 2nd Street SW
Calgary, Alberta, Canada T2P 2S5
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☐          Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐          No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENCANA CORPORATION (Registrant)
Date: March 6, 2006
	By:	/s/ Linda H. Mackid
		Name:	Linda H. Mackid
		Title:	Assistant Corporate Secretary

Form 6-K Exhibit Index

Exhibit No.

99.1	News release dated March 6, 2006 referenced as:

“EnCana agrees to sell gas storage business for approximately US$1.5 billion”

EnCana agrees to sell gas storage business for approximately US$1.5 billion
CALGARY, Alberta (March 6, 2006) — EnCana Corporation (TSX, NYSE: ECA) and certain affiliates have reached an agreement to sell substantially all of their gas storage business interests to the Carlyle/Riverstone Global Energy and Power Fund, an energy private equity fund managed by Riverstone Holdings LLC and The Carlyle Group, for approximately US$1.5 billion after adjustments. An after-tax earnings gain of approximately US$850 million is expected. The sale, which is subject to closing conditions and applicable regulatory approvals, is expected to close in two transactions. All components of the sale, with the exception of the Wild Goose facility, are expected to close in mid April. The sale of Wild Goose requires the review and approval of the California Public Utilities Commission and such review may take several months to complete.
The sale of this non-core asset is part of EnCana’s previously announced divestiture program. The company continues to focus on its industry-leading position in the capture and development of long-life North American natural gas and in-situ oilsands resource plays.
EnCana’s natural gas storage business is located in key gas producing and consuming regions and is linked to major North American gas transmission pipelines. EnCana Gas Storage has approximately 174 billion cubic feet (Bcf) of working gas capacity at five facilities in Alberta, California and Oklahoma. EnCana will retain the Hythe (10 Bcf) gas storage facility in northwest Alberta for its own use as this facility is integrated with EnCana’s upstream operations.
Gas storage interests being divested:
•	AECO Hub
•	Suffield facility (85 Bcf), Alberta
•	Countess facility (40 Bcf), Alberta
•	Wild Goose facility (24 Bcf), California
•	Salt Plains facility (15 Bcf), Oklahoma
•	Starks facility (27 Bcf in development), Louisiana
RBC Capital Markets and UBS served as advisors to EnCana on this transaction.
Divestiture update
In addition to the gas storage divestiture, EnCana is in the process of concluding the $350 million sale of the Chinook oil discovery offshore Brazil to Hydro. It has also sold its Entrega Pipeline in Colorado to Kinder Morgan Energy Partners L.P. and Sempra Pipelines & Storage for approximately $240 million. Including EnCana’s recent $1.42 billion sale of its Ecuador interests, EnCana expects to realize net proceeds, after cash taxes, of approximately $3.3 billion from these four asset sales. The company plans to use these proceeds to purchase shares under its Normal Course Issuer Bid and pay down debt.
EnCana Corporation
With an enterprise value of approximately US$45 billion, EnCana is one of North America’s leading natural gas producers, is among the largest holders of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from

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its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and very long producing lives compared to conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements”. Forward-looking statements in this news release include, but are not limited to: the anticipated closing of the gas storage sale transaction and the proceeds therefrom; the expected after-tax earnings gain on the sale; the anticipated timing of regulatory review for Wild Goose; the anticipated closing of the Chinook disposition and the proceeds therefrom; the anticipated use of proceeds from the disposition transactions for debt reduction and share purchases under the company’s Normal Course Issuer Bid program; anticipated development of natural gas and in-situ oilsands resource plays; anticipated growth potential of the company’s resource play portfolio; and anticipated resource play life. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; risks associated with technology; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; assumptions based upon the company’s guidance; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s website, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:	Media contact:
EnCana Corporate Development
Sheila McIntosh	Alan Boras
Vice-President, Investor Relations	Manager, Media Relations
(403) 645-2194	(403) 645-4747
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007

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